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             [China Eastern Airlines Corporation Limited Letterhead]


                                                                December 6, 2005


Via EDGAR and by Facsimile

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America


            Re:  Annual Report on Form 20-F for the Fiscal Year
                 ended December 31, 2004 (File No. 001-14550)
                 ----------------------------------------------

Dear Mr. Humphrey:

     China Eastern Airlines Corporation Limited (the "Company") has received the comment letter from the staff of the Division of Corporation Finance, dated August 1, 2005 (the "Comment Letter"), relating to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the "Form 20-F"), which was filed with the Securities and Exchange Commission (the "Commission") on June 24, 2005. On behalf of the Company, I wish to thank you and the other members of the staff for taking the time to review the Form 20-F and for providing us with your helpful comments.

     We understand that the Comment Letter was first sent to us by fax and mail on August 1, 2005 and deeply regret the fact that we were not able to respond to it timely. We received a copy of the Comment Letter for the first time on December 3, 2005. I would like to take this opportunity to assure you that we are reinforcing our internal procedures to ensure that all communications (whether by mail, fax or telephone) from the Commission will be brought immediately to the attention of Company officials responsible for Commission filings. We will also review and revise our contact information included in our Commission filings in order to avoid any future delays in receiving communications from the Commission.
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Mr. David R. Humphrey                                                        -2-

     The Company notes that the staff has requested that the Company file its response to the staff's comments within 10 business days from the date of the Comment Letter. The Company has carefully reviewed and considered the staff's comments, and is in the process of preparing a response to these comments. Obviously, at this point we are already well past 10 business days from the original August date of the Comment Letter. We will use every effort to respond to the staff swiftly. However, with deep regrets, the Company believes that it will not be in a position to respond to all of the staff's comments until January 6, 2006 and would be grateful if the staff could accommodate the Company in this regard.

     Thank you again for your time. Please feel free to contact Ms. Nian Zhou (Legal Affairs, Office of the Secretary of the Board of Directors) at 86-21-5113-0922 with any questions you may have.



                                                        Very truly yours,


                                                        /S/ LUO Weide
                                                        ------------------------
                                                        LUO Weide
                                                        Chief Financial Officer


cc: Amy Geddes
    Margery Reich
    (Securities and Exchange Commission)

    Nian Zhou
    (China Eastern Airlines Corporation Limited)

    Amelia Yau
    Jack Li
    Frederick Mang
    Henry Chow
    (PricewaterhouseCoopers)

    Chun Wei
    Da-Wai Hu
    Peng Jiang
    Liu Fang
    (Sullivan & Cromwell LLP)